EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

June 30, 2018

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements of EMX Royalty Corporation (Formerly Eurasian Minerals Inc.) for the six months ended June 30, 2018 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)

ASSETS	June 30, 2018	December 31, 2017

Current
Cash and cash equivalents	$6,919,867	$3,533,611
Investments (Note 3)	1,375,149	1,139,447
Trade and settlement receivables (Note 4)	2,632,903	3,376,411
Prepaid expenses	98,106	45,194
Total current assets	11,026,025	8,094,663

Non-current
Restricted cash (Note 5)	333,829	771,434
Property and equipment (Note 6)	469,574	450,278
Notes receivable (Note 7)	437,973	429,973
Investment in an associated company (Note 8)	8,457,338	7,578,989
Strategic investments (Note 3)	49,107	2,199,199
Exploration and evaluation assets (Note 9)	1,711,210	1,841,966
Royalty interest (Note 10)	22,095,391	21,943,743
Reclamation bonds (Note 11)	538,698	515,748
Goodwill (Note 12)	1,447,012	1,820,307
Other assets	104,484	104,484
Total non-current assets	35,644,616	37,656,121

TOTAL ASSETS	$46,670,641	$45,750,784

LIABILITIES

Current
Accounts payable and accrued liabilities	$548,469	$749,865
Advances from joint venture partners (Note 13)	371,740	808,905
Promissory Note (Note 14)	6,452,512	-
Total current liabilities	7,372,721	1,558,770

Non-current
Deferred income tax liability	1,447,012	1,820,307

TOTAL LIABILITIES	8,819,733	3,379,077

SHAREHOLDERS' EQUITY
Capital stock (Note 15)	124,148,295	124,062,091
Commitment to issue shares (Note 15)	-	23,825
Reserves	22,966,474	22,668,535
Deficit	(109,263,861)	(104,382,744)
TOTAL SHAREHOLDERS' EQUITY	37,850,908	42,371,707

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$46,670,641	$45,750,784
Nature of operations and going concern (Note 1)
Events subsequent to the reporting date (Note 20)

Approved on behalf of the Board of Directors on August 9, 2018

Signed:	“David M Cole”	Director	Signed:	“Larry Okada”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS
(Unaudited - Expressed in Canadian Dollars)

	Three month	Three month	Six month	Six month
	period ended	period ended	period ended	period ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

ROYALTY INCOME (Note 10)	$455,753	$608,532	$1,042,281	$1,053,875
Cost of sales
Gold tax	(22,717)	(30,426)	(45,557)	(52,693)
Depletion (Note 10)	(404,482)	(489,813)	(818,652)	(872,947)
Net royalty income	28,554	88,293	178,072	128,235

EXPLORATION EXPENDITURES (Note 9)	1,488,850	1,437,451	3,222,006	2,724,983
Less: recoveries	(229,430)	(464,677)	(810,031)	(613,322)
Net exploration expenditures	1,259,420	972,774	2,411,975	2,111,661

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	197,888	173,939	418,669	383,715
Depreciation (Note 6)	-	-	-	28,622
Investor relations and shareholder information	106,412	136,169	251,274	221,658
Professional fees	69,407	184,887	100,802	313,543
Salaries and consultants (Note 16)	243,915	247,895	503,102	534,542
Share-based payments (Note 15)	-	58,386	4,966	58,386
Transfer agent and filing fees	37,666	56,102	130,054	144,097
Travel	26,053	25,210	47,315	36,649
Total general and administrative expenses	681,341	882,588	1,456,182	1,721,212

Loss from operations	(1,912,207)	(1,767,069)	(3,690,085)	(3,704,638)

Change in fair value of fair value throught profit or loss investments (Note 3)	(611,977)	(67,165)	(976,464)	216,335
Gain on acquisition and sale of exploration and evaluation assets (Note 9)	-	-	422,382	165,834
Equity loss in an associated company (Note 8)	(538,823)	(328,747)	(1,150,011)	(519,364)
Foreign exchange (loss) gain	(30,168)	(403,456)	107,124	(334,089)
Realized loss on sale of investments	(242,817)	-	(217,462)	-
Interest and finance charges on promisorry note (Note 14)	(238,757)	-	(238,757)	-
Interest and other gain (loss) on derivative instruments	(44,907)	117,308	(16,879)	120,193
Writedown of goodwill (Note 12)	(72,351)	(32,059)	(444,679)	(103,791)
Loss before income taxes	(3,692,007)	(2,481,188)	(6,204,831)	(4,159,520)
Deferred income tax (expense) recovery	(6,207)	(56,461)	583,029	(13,441)

Loss for the period	$(3,698,214)	$(2,537,649)	$(5,621,802)	$(4,172,961)

Basic and diluted loss per share	$(0.05)	$(0.03)	$(0.07)	$(0.05)

Weighted average number of common shares outstanding	79,751,156	78,738,694	79,745,195	76,448,354

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars)

	Three month	Three month	Six month	Six month
	period ended	period ended	period ended	period ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Loss for the period	$(3,698,214)	$(2,537,649)	$(5,621,802)	$(4,172,961)

Other comprehensive income (loss)
Change in fair value of available-for-sale investments	(65,476)	(130,953)	(32,738)	(81,846)
Currency translation adjustment	474,477	(470,531)	840,657	(757,290)

Comprehensive loss for the period	$(3,289,213)	$(3,139,133)	$(4,813,883)	$(5,012,097)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

	Six month period	Six month period
	ended June 30, 2018	ended June 30, 2017
Cash flows from operating activities
Loss for the period	$(5,621,802)	$(4,172,961)
Items not affecting operating activities:
Interest income received	(9,998)	(3,009)
Unrealized foreign exchange effect on cash and cash equivalents	108,904	(20,334)
Items not affecting cash:
Change in fair value of fair value throught profit or loss investments	976,464	(216,335)
Interest on notes receivable	(8,000)	-
Interest on notes payable	144,216	-
Interest and other gains on derivative instruments	26,877	(97,950)
Interest on convertible loan	-	(19,234)
Share - based payments	4,966	58,386
Deferred income tax recovery	(583,029)	13,441
Depreciation	1,354	35,303
Depletion	818,652	872,947
Writedown of goodwill	444,679	103,791
Realized loss on sale of investments	217,462	-
Gain on acquistion and sale of exploration and evalution assets	(397,254)	(165,834)
Equity loss in an associated company	1,150,011	519,364
Shares received from joint venture partners included in exploration recoveries	-	(173,331)
Unrealized foreign exchange (gain) loss	8,707	111,088
	(2,717,791)	(3,154,668)
Changes in non-cash working capital items (Note 19)	25,158	561,003
Total cash used in operating activities	(2,692,633)	(2,593,665)

Cash flows from investing activities
Acquisition and sale of exploration and evaluation assets, net of option payments received	130,756	105,100
Acquisition of property and equipment	(20,650)	-
Interest received on cash and cash equivalents	9,998	3,009
Notes receivable	-	(1,005,277)
Proceeds from sale of fair value through profit and loss investments, net	1,084,980	-
Investment in an associated entity	(1,781,642)	(743,021)
Restricted cash	437,605	117,135
Reclamation bonds	(22,950)	116,484
Total cash used in investing activities	(161,903)	(1,406,570)

Cash flows from financing activities
Proceeds from credit facility, net	6,308,296	-
Proceeds received from private placement, net of share issue costs	-	6,988,260
Proceeds from exercise of options	41,400	85,700
Total cash provided by financing activities	6,349,696	7,073,960

Effect of exchange rate changes on cash and cash equivalents	(108,904)	20,334
Change in cash and cash equivalents	3,386,256	3,094,059
Cash and cash equivalents, beginning	3,533,611	3,199,686
Cash and cash equivalents, ending	$6,919,867	$6,293,745

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited - Expressed in Canadian Dollars)

				Reserves
					Accumulated other
	Number of common		Commitment to	Share-based	comprehensive gain
	shares	Capital stock	issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2017	79,725,187	$124,062,091	$23,825	$13,434,466	$9,234,069	$(104,382,744)	$42,371,707
Adoption of IFRS 9 (Note 2)	-	-	-	-	(740,685)	740,685	-
Share-based payments	21,084	23,825	(23,825)	4,966	-	-	4,966
Shares issued for exercise of stock options	52,500	41,400	-	-	-	-	41,400
Reclass of reserves for exercise of options	-	20,979	-	(20,979)	-	-	-
Equity investment share-based payments	-	-	-	246,718	-	-	246,718
Foreign currency translation adjustment	-	-	-	-	840,657	-	840,657
Change in fair value of financial instruments	-	-	-	-	(32,738)	-	(32,738)
Loss for the period	-	-	-	-	-	(5,621,802)	(5,621,802)
Balance as at June 30, 2018	79,798,771	$124,148,295	$-	$13,665,171	$9,301,303	$(109,263,861)	$37,850,908

				Reserves
					Accumulated other
	Number of common		Commitment to	Share-based	comprehensive gain
	shares	Capital stock	issue shares	payments	(loss)	Deficit	Total

Balance as at December 31, 2016	74,089,710	$117,504,585	$-	$11,607,230	$10,049,150	$(96,989,360)	$42,171,605
Shares issued for exercise of stock options	75,000	85,700	-	-	-	-	85,700
Shares issued for private placement	5,000,000	6,200,000	-	-	800,000	-	7,000,000
Finder's fees in units	246,604	305,789	-	-	39,457	-	345,246
Shares issued for compensation	48,634	58,386	-	-	-	-	58,386
Share issuance costs in units	-	(345,246)	-	-	-	-	(345,246)
Share issuance costs in cash	-	(11,740)	-	-	-	-	(11,740)
Reclass of reserves for exercise of options	-	45,545	-	(45,545)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(757,290)	-	(757,290)
Change in fair value of financial instruments	-	-	-	-	(81,846)	-	(81,846)
Loss for the period	-	-	-	-	-	(4,172,961)	(4,172,961)

Balance as at June 30, 2017	79,459,948	$123,843,019	$-	$11,561,685	$10,049,471	$(101,162,321)	$44,291,854

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2018

1. NATURE OF OPERATIONS AND GOING CONCERN

EMX Royalty Corporation (the “Company” or “EMX”), together with its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) and the NYSE American under the symbol of “EMX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

On July 19, 2017 the Company officially changed its name to EMX Royalty Corporation, formerly Eurasian Minerals Inc.

These condensed consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

With its current plans for the next twelve months and the budgets associated with those plans, in order to continue funding its administrative and royalty generation programs from the date of these consolidated interim financial statements, management believes it will require additional working capital to undertake its current business plan. The Company has incurred recurring losses and has an accumulated deficit of $109,263,861. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. During the six months ended June 30, 2018, the Company entered into a credit facility agreement with Sprott Private Resource Lending (Collector), LP (“Sprott”) providing EMX with a US$5,000,000 senior secured credit facility. The US$5,000,000 loan made under the Credit Facility will mature on May 2, 2019 and carries an annual interest rate of 12%, payable monthly.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these consolidated financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets.

These condensed consolidated financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc., the holder of a royalty income stream whose functional currency is the United States (“US”) dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss and fair value through other comprehensive income, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2018

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are consistent with those applied in its audited consolidated financial statements as at and for the year ended December 31, 2017, except as described below, and should be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2017.

Accounting standards adopted during the period

Revenue recognition

     Effective January 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. As of January 1, 2018, the Company has adopted IFRS 15 on a full retrospective basis and as such, has revised its revenue recognition policy based on the requirements of IFRS 15. Management has concluded that, based on its current operations, the adoption of IFRS 15 had no significant impact on the Company’s consolidated financial statements.

The Company earns revenue from royalty agreements and are based upon amounts contractually due pursuant to the underlying royalty agreements. For royalty agreements paid in cash or in kind, revenue recognition will depend on the related agreement. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount pursuant to the terms of the royalty or other interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Financial instruments

Effective January 1, 2018, the Company adopted IFRS 9 – Financial Instruments (“IFRS 9”) which replaced IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard retrospectively without restatement. As a result of the adoption of IFRS 9, the Company reclassified $740,685 from accumulated other comprehensive income (loss) to deficit on January 1, 2018 related to the reclassification of certain previously recognized available-for-sale marketable securities to fair value through profit or loss. The Company has also made an irrevocable election to present in other comprehensive income (loss) subsequent changes in the fair value of certain available-for-sale marketable securities classified as strategic investments.

IFRS 9 largely retains the existing requirements in IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables, and available-for-sale.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2018

Under IFRS 9, on initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL.

Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument as a whole is assessed for classification. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (loss). This election is made on an investment-by-investment basis.

The classification determines the method by which the financial assets are carried on the consolidated statement of financial position subsequent to initial recognition and how changes in value are recorded. The following accounting policies apply to the subsequent measurement of financial assets.

a)	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

b)

Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

c)

Financial assets at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in other comprehensive income (loss) and are never reclassified to profit or loss.

Financial liabilities are designated as either fair value through profit or loss, or other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the consolidated statement of financial position subsequent to inception and how changes in value are recorded. Other financial liabilities are carried on the consolidated statement of financial position at amortized cost.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2018

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company completed an assessment of its financial instruments as at January 1, 2018. The following table shows the new classification under IFRS 9 and the original classification under IAS 39:

	New (IFRS 9)	Original (IAS 39)
Financial assets
Cash and cash equivalents	Amortized cost	Amortized cost
Investments	FVTPL	FVTPL
Trade receivables	Amortized cost	Amortized cost
Settlement receivables	FVTPL	FVTPL
Restricted cash	Amortized cost	Amortized cost
Reclamation bonds	Amortized cost	Amortized cost
Notes receivable	Amortized cost	Amortized cost
Strategic investments	FVTOCI	Available-for-sale
Finacial liabilities
Promissory note payable	Amortized cost	Amortized cost
Accounts payable and accrued liabilties	Amortized cost	Amortized cost
Advances from joint venture partners	Amortized cost	Amortized cost

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk. There was no adjustment relating to the implementation of the expected credit loss model for the Company’s trade or settlement receivables.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Derivative contracts are recognized at fair value on initial recognition. Subsequently, derivatives are remeasured at their fair value. The method of recognizing any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged:

a)

Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair values of the hedged assets or liabilities that are attributable to the hedged risk.

b)

The effective portions of changes in the fair values of derivatives that are designated and qualify as cash-flow hedges are recognized in equity. The gain or loss relating to any ineffective portion is recognized immediately in profit or loss.

c)	Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in profit or loss.

Amounts accumulated in the hedge reserve are recycled in the consolidated statement of loss in the periods when the hedged items will affect profit or loss (for instance when the forecast sale that is hedged takes place). If a forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in the hedge reserve are included in the initial measurement of the cost of the asset or liability.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2018

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the hedge reserve at that time remains in the reserve and is recognized when the forecast transaction is ultimately recognized in the consolidated statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the consolidated statement of income.

The Company has not designated any derivative contracts as hedges and therefore has not applied hedge accounting in these consolidated financial statements.

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its consolidated financial statements.

IFRS 16 Leases was issued in January 2016 (effective January 1, 2019) and provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the six months ended June 30, 2018 are consistent with those applied in the Company’s December 31, 2017 audited consolidated financial statements.

3. INVESTMENTS

At June 30, 2018 and December 31, 2017, the Company had the following investments:

		Accumulated
June 30, 2018	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,682,327	$(307,178)	$1,375,149
Total Fair value through profit or loss	1,682,327	(307,178)	1,375,149
Fair value through other comprehensive income
Marketable securities	910,473	(861,366)	49,107
Total investments	$2,592,800	$(1,168,544)	$1,424,256

		Accumulated
December 31, 2017	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$2,396,251	$(1,256,804)	$1,139,447
Total Fair value through profit or loss	2,396,251	(1,256,804)	1,139,447
Fair value through other comprehensive income
Marketable securities	2,287,141	(87,942)	2,199,199
Total investments	$4,683,392	$(1,344,746)	$3,338,646

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2018

3. INVESTMENTS (Continued)

As a result of the adoption of IFRS 9 (Note 2), $1,376,667 and $740,685 previously recorded in cost and accumulated unrealized loss respectively and was previously classified as available-for-sale as at December 31, 2017 was reclassified to FVTPL as at January 1, 2018.

4. RECEIVABLES

The Company’s receivables are related to the sale of foreign subsidiaries, royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from exploration partners.

As at June 30, 2018 the current receivables were as follows:

Category	June 30, 2018	December 31, 2017
Sale of Akarca	$1,640,950	$2,447,595
Royalty income receivable	195,337	258,223
Refundable taxes	162,776	151,163
Recoverable exploration expenditures and advances	374,617	270,547
Other	259,223	248,883
As at June 30, 2018	$2,632,903	$3,376,411

The carrying amounts of the Company’s current and non – current receivables are denominated in the following currencies:

Currency	June 30, 2018	December 31, 2017
Canadian Dollars	$385,487	$280,925
US Dollars	2,201,749	3,040,347
Turkish Lira	8,272	24,535
Swedish Krona	37,008	29,575
Other	387	1,029
Total	$2,632,903	$3,376,411

5. RESTRICTED CASH

At June 30, 2018, the Company classified $333,829 (December 31, 2017 - $771,434) as restricted cash. This amount is comprised of $189,037 (December 31, 2017 - $179,502) held as collateral for its corporate credit cards, and $144,792 (December 31, 2017 - $$591,932) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in USA pursuant to expenditure requirements for ongoing option agreements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2018

6. PROPERTY AND EQUIPMENT

During the six months ended June 30, 2018 depreciation of $1,354 (2017 - $6,681) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2017	$110,243	$60,177	$2,381	$-	$598,955	$418,863	1,190,619$
Additions	-	20,650	-	-	-	-	20,650
Disposals and derecognition	-	-	-	-	-	-	-
As at June 30, 2018	$110,243	$80,827	$2,381	$-	$598,955	$418,863	1,211,269$

Accumulated depreciation
As at December 31, 2017	$110,243	$48,702	$2,381	$-	$579,015	$-	$740,341
Additions	-	846	-	-	508	-	1,354
As at June 30, 2018	$110,243	$49,548	$2,381	$-	$579,523	$-	$741,695
Net book value
As at December 31, 2017	$-	$11,475	$-	$-	$19,940	$418,863	$450,278
As at June 30, 2018	$-	$31,279	$-	$-	$19,432	$418,863	$469,574

7. NOTE RECEIVABLE

On October 16, 2017, the Company issued a note receivable to Revelo Resources Corp., a related party by way of a common director for the principal amount of $400,000. The note was due on December 31, 2017, together with accrued interest at a rate of 1% per month and a bonus of $20,000. As at June 30, 2018, the balance owed to the Company pursuant to the note was $437,973 including accrued interest and bonus fee. The Company is re - negotiating the terms of repayment.

8. INVESTMENT IN ASSOCIATED COMPANY

The Company has a 42% (December 31, 2017 - 41%) equity investment in IG Copper LLC (“IGC”). At June 30, 2018, including the conversion of convertible notes, cash purchases of shares, and interest on any balances due from IGC, the Company has invested an aggregate of US$12,766,977 towards its investment (December 31, 2017 - US$11,354,977). At June 30, 2018, the Company’s investment including dilution gains, less its share of accumulated equity losses was $8,457,338 (December 31, 2017 - $7,578,989). The Company’s share of the net loss for the six months ended June 30, 2018 was $1,150,011 (2017 - $519,364).

The Company has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

As at June 30, 2018, associated companies’ aggregate assets, aggregate liabilities and net loss for the year ended are as follows:

June 30, 2018	IGC
Aggregate assets	$6,460,575
Aggregate liabilities	(1,506,396)
Loss for the period	(2,154,835)
The Company's ownership %	42%
The Company's share of loss for the period	(1,150,011)

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2018

8. INVESTMENT IN ASSOCIATED COMPANY (Continued)

As at December 31, 2017, associated companies’ aggregate assets, aggregate liabilities and net loss for the period were as follows:

December 31, 2017	IGC
Aggregate assets	$6,127,735
Aggregate liabilities	(1,108,694)
Loss for the year	(2,713,490)
The Company's ownership %	41%
The Company's share of loss for the year	(994,548)

9. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At June 30, 2018 and December 31, 2017, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	June 30, 2018	December 31, 2017
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Trab	78,587	78,587
United States	Superior West, Arizona	736,340	867,096
of America	Yerington, Nevada	304,568	304,568
Total		$1,711,210	$1,841,966

During the six months ended June 30, 2018, the Company received a $130,756 (US $100,000) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott Exploration Company (“Kennecott”).

Sweden

Modum Project

In February 2018, the Company amended the sale agreement with Boreal Metals Corp. (“BMC”) closed during the year ended December 31, 2017 to include the Modum project in Norway in exchange for an additional 1,324,181 common shares of BMC.

Guldgruvan Cobalt Project

In March 2018, the Company closed a definitive agreement for the sale of the Guldgruvan cobalt project to Boreal Energy Metals Corporation (“BEMC”), a subsidiary of Boreal Metals Corp (“BMC”) in southern Norway. Pursuant to the agreement, BEMC acquired 100% interest in the project according to the following terms (all dollar amounts in USD): In exchange for the transfer of its Guldgruvan exploration licence to BEMC, BEMC issued to EMX 2,979,798 common shares of BEMC representing a 5.9% equity ownership in BEMC. BEMC will have the continuing obligation to issue additional shares of BEMC to EMX to maintain its 5.9% interest, at no additional cost to EMX, until BEMC has raised $3,000,000 in equity. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 5.9% interest in BEMC.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2018

9. EXPLORATION AND EVALUATION ASSETS (Continued)

EMX will retain a 3% NSR royalty on the Project, of which 1% may be purchased by BEMC on or before the fifth anniversary of the closing date in 0.5% increments for a total of $2,500,000 in cash and common shares of BEMC stock. EMX will also receive AAR payments, with an initial $20,000 payment, commencing on the second anniversary of the closing, with each subsequent AAR payment increasing by $5,000 per year until reaching $60,000 per year. Once reaching $60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics).

Njuggtraskliden and Mjovattnet Projects

In April 2018, EMX executed another agreement with BEMC to sell the Njuggträskliden and Mjövattnet nickel-copper-cobalt projects in Sweden. The terms of the agreement are consistent with the Guldgruvan sale agreement entered into with BEMC in March 2018.

At closing, BEMC issued to EMX that number of common shares of BEMC that represented a 4% equity ownership in BEMC, bringing EMX’s aggregate interest to 9.9% of BEMC’s issued and outstanding shares. BEMC has the continuing obligation to issue additional shares of BEMC to EMX to maintain its aggregate 9.9% interest in BEMC, at no additional cost to EMX, until BEMC has raised $3,000,000 in equity. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 5.9% interest in BEMC.

EMX will receive an uncapped 3% NSR royalty on each of the projects. Within five years of the closing date, BEMC has the right to buy down up to 1% of the royalty owed to EMX by paying EMX US$ 2,500,000 in cash and shares of BEMC for each project. For each project, EMX will also receive AAR payments, with an initial $20,000 payment, commencing on the second anniversary of the closing, with each subsequent AAR payment increasing by $5,000 per year until reaching $60,000 per year. Once reaching $60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics). EMX will be also be reimbursed approximately US$37,000 for its acquisition costs and previous expenditures on the projects.

Riddarhyttan Project

In April 2018, the Company executed an option agreement with diversified global miner South32 Limited ("South32") for the Riddarhyttan project in Sweden. Pursuant to the Agreement, South32 can earn 100% interest in the Project by: (a) making option and cash payments that total approximately US$ 210,600, (b) making a one-time option exercise payment of US$ 500,000, and (c) completing US$ 5,000,000 of exploration work on the Project within five years of the execution date. Upon exercise of the option, EMX will retain a 3% NSR royalty, 0.75% of which may be purchased by South32 for US$ 1,900,000 within five years of executing the Agreement.

Upon exercise of the option, EMX will retain a 3% NSR royalty, 0.75% of which may be purchased by South32 for $1,900,000 within five years of executing the agreement. After exercising the option, annual advance royalty payments of 50,000 pounds of copper (or the cash equivalent) will be due to EMX, but will be deductible from future royalty payments. In addition, South32 will make milestone payments of: (a) 350,000 pounds of copper (or the cash equivalent) upon publication of a maiden resource on the project, and (b) 750,000 pounds of copper (or the cash equivalent) upon delivery of a feasibility study.

United States

Buckhorn Creek Property

In February 2018, the Company executed an Option Agreement with Kennecott Exploration Company (Kennecott”) whereby Kennecott can earn a 100% interest in the project by: a) making annual option payments totaling US $550,000, and b) completing US$4,500,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option, EMX will retain a 2% NSR royalty on the project which is not capped or purchasable. After exercise of the option, annual advance minimum payments and milestone payments will be due to EMX. The Company also received US $30,000 ($37,928) as an execution payment to the agreement.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2018

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the six months ended June 30, 2018, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Scandinavia	USA					Turkey	Australia and New Zealand	Other	Total
		Kennecott Exploration	Anglo American	Antofagasta	Other USA	Total
Administration Cost	$91,441	$106	$-	$612	$119,083	$119,801	$97,584	$9,365	$10,521	$328,712
Assays	1,079	-	-	1,354	2,941	4,295	16,372	-	-	21,746
Drilling / Trenching	1,025	3,321	-	282,148	-	285,469	-	-	-	286,494
Land and Legal	40,201	-	-	-	92,156	92,156	21,768	4,491	3,165	161,781
Logistics	15,338	645	-	40,285	65,048	105,978	-	-	-	121,316
Personnel	394,902	15,642	1,063	55,198	827,257	899,160	118,423	37,769	39,021	1,489,275
Property Cost	117,627	5,467	15,341	1,277	209,954	232,039	15,425	28,499	-	393,590
Professional Services	53,545	-	-	-	5,617	5,617	149,667	6,372	3,462	218,663
Technical Studies	-	-	-	-	650	650	-	-	-	650
Travel	85,220	-	-	83	91,571	91,654	14,160	2,921	5,824	199,779
Total Expenditures	800,378	25,181	16,404	380,957	1,414,277	1,836,819	433,399	89,417	61,993	3,222,006
Recoveries	(193,818)	(19,637)	-	(409,069)	(15,617)	(444,323)	-	-	-	(638,141)
Operator fees	(13,556)	(1,964)	-	(28,226)	-	(30,190)	-	-	-	(43,746)
Option Payments & Shares Received	-	(38,322)	(51,097)	-	(1)	(89,419)	-	-	(12,904)	(102,323)
Other Property Income	(13,667)	-	-	(11,970)	-	(11,970)	-	(184)	-	(25,821)
Total Recoveries	(221,041)	(59,923)	(51,097)	(449,265)	(15,618)	(575,902)	-	(184)	(12,904)	(810,031)
Net Expenditures	$579,337	$(34,742)	$(34,693)	$(68,308)	$1,398,659	$1,260,917	$433,399	$89,233	$49,089	$2,411,975

During the three months ended June 30, 2018, The Company:

  Received or accrued $221,041 in expenditures recovered from Boreal in Sweden;
  Received a $38,322 (US$30,000) execution payment related to an exploration and option to purchase agreement for the Buckhorn Creek project with Kennecott; and
  Received a $51,097 (US$40,000) anniversary payment related to an exploration and option to purchase agreement for the Copper Springs project with Anglo American.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2018

9. EXPLORATION AND EVALUATION ASSETS (Continued)

During the six months ended June 30, 2017, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Scandinavia	USA				Turkey	Asia Pacific			Other	Total
		Kennecott Exploration	Anglo American	Other USA	Total		New Zealand	Other	Total
Administration Cost	$34,238	$63	$231	$89,174	$89,468	$50,196	$819	$8,271	$9,090	$2,075	$185,067
Assays	-	7,943	-	67	8,010	-	-	-	-	-	8,010
Drilling / Trenching	11,272	380	-	(380)	-	-	-	-	-	-	11,272
Land and Legal	56,749	-	-	90,496	90,496	9,837	447	6,904	7,351	4,622	169,055
Logistics	6,755	8,478	3,394	120,390	132,262	-	-	2,605	2,605	-	141,622
Personnel	329,077	33,140	5,233	776,092	814,465	60,913	1,715	49,217	50,933	25,404	1,280,791
Property Cost	339,615	-	32,225	207,974	240,199	31,087	3,965	3,739	7,704	-	618,605
Professional Services	39,941	-	-	4,091	4,091	-	-	36,014	36,014	5,382	85,428
Technical Studies	17,916	9,258	-	107	9,365	3,479	-	28,777	28,777	32,762	92,299
Travel	69,183	755	-	52,516	53,271	4,623	209	3,225	3,434	2,323	132,834
Total Expenditures	904,746	60,017	41,083	1,340,527	1,441,627	160,135	7,155	138,752	145,908	72,568	2,724,983
Recoveries	(195,655)	(65,474)	(151,444)	-	(216,918)	(155,184)	-	(6,109)	(6,109)	-	(573,866)
Operator fees	-	(7,030)	-	-	(7,030)	-	-	-	-	-	(7,030)
Option Payments	-	(28,283)	-	-	(28,283)	-	-	-	-	-	(28,283)
Other Property Income	-	(2,148)	(734)	-	(2,882)	-	(1,261)	-	(1,261)	-	(4,143)
Total Recoveries	(195,655)	(102,935)	(152,178)	-	(255,113)	(155,184)	(1,261)	(6,109)	(7,370)	-	(613,322)
Net Expenditures	$709,091	$(42,918)	$(111,095)	$1,340,527	$1,186,514	$4,951	$5,894	$132,643	$138,538	$72,568	$2,111,661

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2018

10. ROYALTY INTERESTS

Changes in royalty interest for the six months ended June 30, 2018:

Balance, December 31, 2017	$21,943,743
Adjusted for:
Depletion	(818,652)
Cumulative translation adjustments	970,300
Balance, June 30, 2018	$22,095,391

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the six months ended June 30, 2018, $1,042,281 (2017 - $1,053,875) in royalty income was included in operations offset by a 5% direct gold tax and depletion which is applied only against the Carlin Trend Royalty Claim Block components of Royalty income.

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. For the six months ended June 30, 2018 and 2017, these assumptions remained reasonable and no revisions were considered necessary.

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company.

	June 30, 2018	December 31, 2017
Sweden - various properties	12,430	12,625
Turkey - various properties	5,910	5,669
U.S.A - various properties	520,358	497,454
Total	$538,698	$515,748

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2018

12. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Changes in goodwill for the six months ended June 30, 2018:

Balance, December 31, 2017	$1,820,307
Adjusted for:
Impairment charge	(444,679)
Cumulative translation adjustment	71,384
Balance, June 30, 2018	$1,447,012

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same Cash Generating Unit (“CGU”) are impaired (Note 10). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. There was no impairment for the royalty interest and goodwill has been written down in conjunction with the decline of $444,679 (2017 - $165,834) of the related deferred income tax liability.

13. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	June 30, 2018	December 31, 2017
U.S.A.	$371,740	$808,905
Total	$371,740	$808,905

14. NOTE PAYABLE

In May of 2018, the Company entered into a credit facility agreement with Sprott Private Resource Lending (Collector), LP (“Sprott”) providing the Company with a US$ 5,000,000 senior secured credit facility (“Credit Facility”). The loan made under the Credit Facility will mature on May 2, 2019 and carries an annual interest rate of 12%, payable monthly. In consideration of the Credit Facility, EMX paid to Sprott a fee of US$ 100,000, and legal fees estimated at US$75,000. The credit facility is covered by a general security agreement against the Company’s assets.

During the six months ended June 30, 2018, using the effective interest rate of 14.14%, the Company recorded interest expense of $144,216 (US$ 111,743), and $126,956 in payments including interest and principal.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2018

15. CAPITAL STOCK

Authorized

As at June 30, 2018, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

During the six months ended June 30, 2018, the Company:

  Issued 21,084 shares valued at $23,825 pursuant to an employment and consulting agreement of which the full amount has been included in exploration expenditures for the year ended December 31, 2017 and recorded as a commitement to issue shares.

  Issued 52,500 shares valued at $41,400 pursuant to the exercise of stock options.

During the six months ended June 30, 2017, the Company:

  Completed a non-brokered private placement raising $7,000,000 by the issuance of 5,000,000 units at a price of $1.40 per Unit. Each Unit was comprised of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share for $2.00 until April 12, 2019.

  The Company paid finder’s fees totaling $356,986. Included in this amount was 246,604 Units (6% of the Units sold to investors introduced by finders) valued at $345,246 and $11,740 in cash. The Units paid as finders fees included the same terms as the private placement Units.

  Pursuant to the Company’s accounting policy, the gross proceeds of the private placement were allocated using a residual value method with respect to the measurement of shares and warrants issued as private placement units.

  This resulted in $6,200,000 recorded as share capital and $800,000 being allocated to reserves. For the finder’s fees paid in Units, $305,789 was allocated to share capital and $39,457 being allocated to reserves.

  Issued 75,000 shares valued at $85,700 pursuant to the exercise of stock options.

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2018

15. CAPITAL STOCK (Continued)

During the six months ended June 30, 2018, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price

Balance as at December 31, 2017	5,247,500	$1.10
Exercised	(52,500)	0.79

Balance as at June 30, 2018	5,195,000	1.10

Number of options exercisable as at June 30, 2018	5,195,000	$1.10

The following table summarizes information about the stock options which were outstanding and exercisable at June 30, 2018:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date

April 25, 2014	1,278,000	1,278,000	1.20	April 25, 2019
June 26, 2014	17,500	17,500	0.88	June 26, 2019
December 22, 2014	60,000	60,000	0.87	December 22, 2019
June 8, 2015	1,127,500	1,127,500	0.66	June 8, 2020
October 18, 2016	1,239,500	1,239,500	1.30	October 18, 2021
August 28, 2017*	1,472,500	1,472,500	1.20	August 28, 2022

Total	5,195,000	5,195,000

*25,000 Options granted for investor relations services vest 25% every 3 months from the date of grant. The weighted average remaining useful life of stock options is 2.61 years (2017 – 2.42 years).

Restricted share units

In 2017, the Company introduced a long-term restricted share unit plan (“RSUs”). The RSUs entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company’s Board of Directors at the time of grant.

Expiry Date	December 31, 2017	Granted	Vested	Expired/Cancelled	June 30, 2018
December 31, 2019	-	312,500	-	-	312,500

Share-based Payments

During the six months ended June 30, 2018, the Company recorded aggregate share-based payments of $4,966 (2017 - $Nil) related to options vested during the period. Share-based payments for the six months ended June 30, 2018 were allocated to general and administrative expenses.

Warrants

During the six months ended June 30, 2018, there were no changes in warrants outstanding.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2018

16. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the six months ended June 30, 2018	Salary or Fees	Payments	Total
Management	$333,063	$-	$333,063
Outside directors *	74,323	-	74,323
Seabord Services Corp.	211,971	-	211,971
Total	$619,357	$-	$619,357

		Share-based
For the six months ended June 30, 2017	Salary or Fees	Payments	Total
Management	$396,525	$-	$396,525
Outside directors *	76,027	-	76,027
Seabord Services Corp.	178,800	-	178,800
Total	$651,352	$-	$651,352

* Directors fees include US$5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent directors.

Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in accounts payable and accrued liabilities at June 30, 2018 is $1,313 (2017 - $7,177) owed to key management personnel and $17,592(2017 - $23,567) to other related parties. By way of a common director, included in Notes receivable (Note 7) are certain balances owing from a related party.

17. SEGMENTED INFORMATION

The Company operates within the resource industry. At June 30, 2018 and December 31, 2017, the Company had equipment and exploration and evaluation assets located geographically as follows:

PROPERTY AND EQUIPMENT	June 30, 2018	December 31, 2017
Sweden	25,132	26,159
U.S.A	444,442	424,119
Total	$469,574	$450,278

EXPLORATION AND EVALUATION ASSETS	June 30, 2018	December 31, 2017
Sweden	437,755	437,755
Turkey	232,547	232,547
U.S.A	1,040,908	1,171,664
Total	$1,711,210	$1,841,966

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion are from a CGU located in the U.S.A, except for a $200,000 royalty interest held in Serbia.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2018

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at June 30, 2018, the Company had working capital of $3,653,304 ( December 31, 2017 - $6,535,893). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company has entered into a credit facility agreement with Sprott Private Resource Lending (Collector), LP (“Sprott”) providing EMX with a US $5,000,000 senior secured credit facility (Note 14). The US $5,000,000 loan made under the Credit Facility will mature on May 2, 2019 and carries an annual interest rate of 12%, payable monthly. The Company estimates it will need additional financing within the next 12 months to repay the credit facility and undertake its current business plan.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.
  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at June 30, 2018, there were no changes in the levels in comparison to December 31, 2017. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments	1,375,149	-	-	1,375,149
Strategic investments	49,107	-	-	49,107
Settlement receivables	-	1,640,950	-	1,640,950
Total	$1,424,256	$1,640,950	$-	$3,065,206

The carrying value of receivables (excluding settlement receiavles), notes receivable, accounts payable and accrued liabilities, advances from joint venture partners, and note payable approximate their fair value because of the short-term nature of these instruments.

Settlement receivables, including both long and current portions relate to the sale of certain Turkish subsidiaries were valued using a pricing model which require a variety of inputs, such as expected gold prices and foreign exchange rates. These receivables are valued using observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy. Changes in fair value are recorded through income or loss for the period.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2018

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and the sale of assets.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuation in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the June 30, 2018 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $140,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Turkey, Sweden, Australia, Norway, and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2018

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

The exposure of the Company’s cash and cash equivalents, restricted cash, receivables, convertible notes receivable, and accounts payable and accrued liabilities to foreign exchange risk as at June 30, 2018 is as follows:

Accounts	US dollars
Cash and cash equivalents	$4,382,310
Restricted cash	254,296
Trade receivables	447,269
Settlement recceivables	1,250,000
Accounts payable and accrued liabilities	(5,220,109)
Advances from joint venture partners	(283,174)
Net exposure	830,592
Canadian dollar equivalent	$1,090,368

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial. Based on the above net exposure as at June 30, 2018, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $109,000 in the Company’s pre-tax profit or loss.

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	June 30, 2018	December 31, 2017
Cash	$6,663,624	$3,354,109
Short-term deposits	256,243	179,502
Total	$6,919,867	$3,533,611

The short-term deposits are used as collateral for the Company’s credit cards.

Changes in non-cash working capital

	Six month period	Six month period
	ended June 30, 2018	ended June 30, 2017

Accounts receivable	$716,631	$813,906
Prepaid expenses	(52,912)	(66,891)
Accounts payable and accrued liabilities	(201,396)	(28,628)
Advances from joint venture partners	(437,165)	(157,384)

	$25,158	$561,003

The significant non-cash investing and financing transactions during the six months ended June 30, 2018 included:

a.	Recorded a loss through accumulated other comprehensive income of $32,738 related to the fair value adjustments on FVTPL investments;
b.	Adjusted reserves and investment in associated companies for $246,718 related to share-based payments made by an associated company;
c.

Adjusted non-current assets and liabilities for $840,657 related to cumulative translation adjustments (“CTA”), of which $970,300 relates to CTA gain on royalty interest, $71,384 relates to CTA gain on goodwill, $209,734 relates to a CTA loss on deferred tax liability and $8,708 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency;

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2018

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

d.	Reclass of $20,979 from reserves to share capital for options exercised; and
e.	Reclass of $23,825 from commitment to issue shares to share capital for share issued during the period.

The significant non-cash investing and financing transactions during the six months ended June 30, 2017 included:

a.	Recorded a loss through accumulated other comprehensive income of $81,846 related to the fair value adjustments on AFS financial instruments;
b.

Adjusted non-current assets and liabilities for $757,290 related to cumulative translation adjustments (“CTA”), of which $839,240 relates to CTA loss on royalty interest, $158,119 relates to CTA loss on goodwill, $275,351 relates to a CTA gain on deferred tax liability and $35,282 relates to CTA loss in the net assets of a subsidiary with a functional currency different from the presentation currency;

c.	Recorded a $79,220 charge to convertible loan and related increase in investments through profit and loss for the conversion feature on convertible debt (Note 7);
d.	Reclass of reserves on exercise of options for $45,545; and
e.	Recorded through reserves $39,457 related to value of warrants issued as finders fees as part of a private placemenet (Note 14).

20. EVENTS SUBSEQUENT TO THE REPORTING DATE

Subsequent to the period ended June 30, 2018 , the Company granted 1,640,000 incentive stock options, exercisable at a price of $1.30 per share for a period of five years to officers, directors, employees and consultants of the Company. In addition, the Company has granted discretionary bonuses through the issuance of an aggregate of 230,630 common shares to various officers, employees and consultants, subject to any applicable stock exchange approvals and vesting requirements.